SIA SECURITIES CORP.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

ASSETS:	
Cash equivalents (Note 2)	$ 156,645
Accounts receivable	16,213
Prepaid expenses	6,240
TOTAL	$ 179,098

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:	
Payable to Sit Investment Associates, Inc.	$ 3,505
Income tax payable	5,168
Deferred tax liability	5,238
Total liabilities	13,911
SHAREHOLDER'S EQUITY:	
Common stock, $0.01 par value — authorized, 1,000,000 shares; issued and outstanding, 50,000 shares	500
Additional paid-in capital	84,500
Retained earnings	80,187
Total shareholder's equity	165,187
TOTAL	$ 179,098

See notes to financial statements.